IM Cannabis Corp. Becomes First Israeli Medical Cannabis Operator to list on NASDAQ; Trading Today Under Symbol "IMCC"

Toronto, Canada; Glil Yam, Israel - March 1, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, is pleased to announce that the Company's common shares (the "Common Shares") will commence trading today on the NASDAQ Capital Market ("NASDAQ") under the ticker symbol "IMCC". IMC will be the first Israeli medical cannabis operator to list its shares on NASDAQ. The Company's NASDAQ listing is expected to increase access to investment in IMC for retail and institutional investors around the world. Furthermore, with access to a much larger capital market, the Company expects to improve liquidity for its Common Shares and, in turn, optimize its cost of capital.

"IMC is a rapidly growing international operation and our listing on NASDAQ aligns with our goal of establishing global leadership in the cannabis sector. Our history of operations under the IMC brand spans over a decade in Israel and we are leveraging our expertise for global expansion. In Europe, we are well established in the German medical cannabis market. In Canada, upon completion of the acquisition of Trichome Financial, IMC is expected to become a fully integrated operation in Canada's adult-use and medical cannabis markets through Trichome Financial's wholly-owned subsidiary, Trichome JWC Acquisition Corp. d/b/a JWC. Once the acquisition of Trichome Financial is complete, IMC expects to be the only MCO operating directly in Israel, Europe and Canada," said Oren Shuster, Chief Executive Officer of IMC.

"International cannabis markets are opening up and expanding rapidly. We have an ambitious growth strategy that includes both organic growth and acquisitions to develop profitable operations in the largest legal cannabis markets. The Company's NASDAQ listing is our next step towards creating long-term shareholder value through rapid expansion and prudent allocation of capital," said Marc Lustig, Executive Chairman of IMC.

IMC Investment Highlights

  In Israel, Focus Medical Herbs Ltd. ("Focus Medical"), a licensed producer with an exclusive commercial agreement with IMC to distribute its production under the IMC brand, distributes IMC- branded products through a network of pharmacies including Super Pharm, Israel's largest pharmacy chain

  IMC has developed and will continue to expand a diverse international supply network cultivating cannabis under the IMC brand, including several licensed producers based in Israel, Spain and Canada

  IMC's flagship brand, Roma, is one of the leading brands in Israel as rated by the Israeli "Cannabis" magazine in its weekly surveys of medical cannabis patients and the total number of medical patients in Israel is expected to double by 20211

  Through its EU-GMP certified subsidiary, Adjupharm GmbH ("Adjupharm") in Germany, IMC has established its hub for future European expansion and has secured binding sales agreements with medical cannabis distributors that currently sell to thousands of pharmacies across Germany

1 Israeli Ministry of Health projections

  In Q3 2020, IMC reported consolidated revenue of $11.0 million for the nine months ended September 30, 2020, representing 67% year-over-year growth, a gross margin of 55% before fair value adjustments and reported positive adjusted EBITDA for the three months ended September 30, 2020

  On December 30, 2020, the Company signed a definitive agreement to acquire Trichome Financial Corp. ("Trichome Financial") (CSE:TFC) and the acquisition is expected to close in H1 2021; in combination with Trichome Financial, the Company is expected to have positive adjusted EBITDA in 2021

  Insiders currently own 44.3% of the Company's common shares, representing very strong alignment with investors

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan- European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

About Trichome Financial Corp.

With the recent acquisition of the assets of James E. Wagner Cultivation Corp. (d/b/a JWC), Trichome Financial operates as a licensed producer of premium adult-use and medical cannabis. JWC crafts aeroponically-grown premium cannabis products to meet the unique needs of adult-use markets and medical patients throughout Canada and the world. Trichome Financial is focused on acquiring related assets to compliment JWC and leverage the knowledge, expertise and insights of its employees and management. The acquisition of Trichome Financial by the Company is expected to close in H1 2021.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the timing of the listing of the Common Shares on NASDAQ; the benefits of listing the Common Shares on NASDAQ including increased liquidity and accessibility to capital markets for investors and improved conditions for optimizing cost of capital for the Company, the date that the Common Shares will begin trading on NASDAQ, the Company's status as the first Israeli medical cannabis operator to list its common shares on the NASDAQ,  the expected amount of medical cannabis to be delivered by Focus Medical under the previously announced pharmacy sales agreements, the timing of the closing of the acquisition of Trichome Financial and any associated impact of such acquisition including the Company's anticipated operation in the adult-use recreational cannabis market and the status of the Company as the only MCO operating directly in Israel, Europe and Canada, consolidated adjusted EBITDA profitability subsequent to the acquisition of Trichome Financial, and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure of the Company and Trichome to complete the proposed acquisition of Trichome or obtain any requisite corporate, regulatory and court approvals in respect of the acquisition in a timely manner or at all; the Company's inability to capture the benefits associated with a successful acquisition of Trichome; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the MOH; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

This press release also contains future oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been approved by management of IMC as of the date hereof to demonstrate IMC's current expectations regarding the effects of the acquisition of Trichome on the future financial results of the combined company. IMC believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions that IMC's management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The forward looking information contained in this press release is made as of the date of hereof. Except as required by applicable securities law, IMC and Trichome undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting those statements, whether as a result of new information, future events or changed circumstances. Readers should not place undue reliance on forward-looking information.

Non-IFRS Measures

This press release includes references to "adjusted EBITDA", which is a non-IFRS financial measure. Non- IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. IMC defines "EBITDA" as earnings before interest, tax, depreciation and amortization. IMC defines "adjusted EBITDA" as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. EBITDA and adjusted EBITDA have no direct comparable IFRS financial measures. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504
info@imcannabis.com

Marc Charbin
Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder
Media Relations+1 647-259-3261

gal.wilder@cohnwolfe.ca